# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SONIM TECHNOLOGIES INC, CIK 0001178697
CUSIP: 83548F309
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4445 EASTGATE MALL, SUITE 200, SAN DIEGO, California (CA), 92121
Date of event which requires filing of this statement: 07/07/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000935836-25-000448
Filed by CIK 0001105806

## Reporting persons
- LYTTON LAURENCE W: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 187,465; shared voting power 800,000; sole dispositive power 187,465; shared dispositive power 800,000; aggregate amount beneficially owned 987,465 (5.6% of the class)
  Comment: The shares of Common Stock beneficially owned by the reporting person excludes warrants to purchase 400,000 shares of Common Stock, which are subject to a 4.99% beneficial ownership limitation. The percentage reported herein is calculated based on 17,738,905 shares of Common Stock outstanding on July 7, 2025, as reported in the Form S-3 filed by the Issuer on July 9, 2025.
- Lytton-Kambara Foundation: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 800,000; sole dispositive power 0; shared dispositive power 800,000; aggregate amount beneficially owned 800,000 (4.5% of the class)
  Comment: The shares of Common Stock beneficially owned by the reporting person excludes warrants to purchase 400,000 shares of Common Stock, which are subject to a 4.99% beneficial ownership limitation. The percentage reported herein is calculated based on 17,738,905 shares of Common Stock outstanding on July 7, 2025, as reported in the Form S-3 filed by the Issuer on July 9, 2025.

## Item 1. Issuer
Name of issuer: SONIM TECHNOLOGIES INC
Address of issuer's principal executive offices: 4445 Eastgate Mall, Suite 200, San Diego, CA 92121

## Item 2. Person Filing
Name of person filing: Laurence W. Lytton and Lytton-Kambara Foundation ("Foundation").
Address of principal business office or, if none, residence: 467 CENTRAL PARK WEST, NEW YORK, NY 10025
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Lytton: 987,465

Foundation: 800,000
Percent of class:
Lytton: 5.6%

Foundation: 4.5%
Sole power to vote or to direct the vote:
Lytton: 187,465

Foundation: 0
Shared power to vote or to direct the vote:
Lytton: 800,000

Foundation: 800,000
Sole power to dispose or to direct the disposition:
Lytton: 107,696

Foundation: 0
Shared power to dispose or to direct the disposition:
Lytton: 800,000

Foundation: 800,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- LYTTON LAURENCE W: /s/ Laurence W. Lytton, Reporting Person (07/09/2025)
- Lytton-Kambara Foundation: /s/ Laurence W. Lytton, President (07/09/2025)